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                                                                     EXHIBIT 1.1


                 [CHINA MOBILE (HONG KONG) LIMITED LETTERHEAD]


                                                                  16 August 2001

                                                           For Immediate Release



                        China Mobile (Hong Kong) Limited
                      Announced 2001 Interim Results Today


     China Mobile (Hong Kong) Limited ("CMHK" or "Group") today announced its 2001 interim results as at 30 June 2001.

     CMHK 's financial results for the first six months of 2001 were satisfactory. The Group's operating revenue reached RMB 48,864 million (approximately HK$46,055 million) representing an increase of 69.1 per cent. over the same period in year 2000. EBITDA reached RMB 29,176 million (approximately HK$27,499 million), representing an increase of 73.5 per cent. over the same period last year. CMHK's EBITDA margin was 59.7 per cent. Net profit reached RMB 13,809 million (approximately HK$13,015 million), representing an increase of 58.3 per cent. from the same period in year 2000. Earnings per share reached RMB 0.74 (approximately HK$0.70), representing an increase of 15.6 per cent. from the same period in year 2000.

     As at 30 June 2001, CMHK had 58.908 million subscribers, representing an increase of 13.774 million from the subscriber base as at the end of year 2000. In the aggregate subscriber base, pre-paid card users reached 25.770 million. During the first half of 2001, the Group's new and value-added services grew rapidly, accounting for 2.4 per cent. of total revenue. Among these new services, Short Message Services (SMS) experienced the fastest growth, with total volume reaching 1.30 billion messages during the first six months of this year, representing a compound quarterly growth rate of 74.7 per cent since the service was introduced in the first quarter of 2000.

     In the first half of 2001, CMHK's aggregate subscriber usage volume reached
77.14 billion minutes and average minutes of usage per user per month (MOU) was 249 minutes. Average revenue per user per month (ARPU) was RMB 158. Despite the decline in the Group's MOU and ARPU, total minutes of usage by the Group's subscribers, as well as total revenues, continued to steadily increase.

     Mr. Wang Xiaochu, CMHK's Chairman and Chief Executive Officer, expressed his belief that second generation mobile telecommunications services will continue to present vast opportunities for further development in China. He added that CMHK would continue to implement its development strategy of both pursuing continuous and stable growth of its core businesses and exploring opportunities to acquire quality assets that could enhance the enterprise value. Concurrently, CMHK will continue to introduce sophisticated international management expertise, advance effective corporate governance and enhance its competitiveness and preparedness, to meet the potential challenges and opportunities that may arise from China's entry into the World Trade Organization. Moreover, he observed that the wireless data business presents vast opportunities and potential and the Group will continue its effort in reducing the time-to-market for commercial applications through its wireless data research and development. By utilizing its premium mobile network and brand name and solid subscriber base, and by actively promoting core mobile telecommunications services to tap the vast potential of the Mainland China market, CMHK will maintain its position as the premier service provider and market leader.

                                      -END-

Media contact:

Mr. Ji Wei or Ms. Rainie Lei
Tel:  852 3121 8888
Fax:  852 3121 8809